Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodo kiej-Curie 48 Tel. exchange: (48 76) 847 82 00
59-301 Lu and Fax: (48 76) 847 85 00

	on of Corporation Finance		
	ed States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
::	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	3 September 2004	*No of sheets:*	*1*

Current report 46/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 3 September 2004 a contract was approved for the sale of copper cathodes in the years 2004 – 2008, concluded between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam, Branch Office Lucerne (Switzerland), dated 14 July 2004 (with an amendment dated 26 July 2004), as a result of which, pursuant to an understanding between the contracting parties, this agreement became binding.

The approving party is ABN Amro Bank NV - the Agent for credit organised for KGHM Polska Miedź S.A. (based on an agreement dated 18 July 2003) by ABN Amro Bank NV, Bank Polska Kasa Opieki SA and Citibank NA. For the purposes of this credit agreement, the agreement entered into between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. secures the credit agreement, and replaces the multi-year contract for the supply of copper cathodes signed by KGHM Polska Miedź S.A. and Glencore International AG dated 15 July 2003.

The value of the contract between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam – calculated as an estimate based on the copper price and the National Bank of Poland exchange rate of 2 September 2004 - is estimated at USD 316 575 thousand, i.e. PLN 1 153 220 thousand. The contract provides for contractual penalties for late payments.

Settlement and supply for this export contract will begin starting from October 2004, and will be executed systematically until June 2008.

The total estimated value of all contracts entered into between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam during the last 12 months amounts to PLN 1 158 345 thousand.

The criteria used for describing the agreement as significant is that the value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis:
§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

dlw 9/16

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek